Walker Financial Corporation
                          990 Stewart Avenue, Suite 60A
                           Garden City, New York 11530
                                 (516) 832-7000

                                                                December 7, 2005

VIA FACSIMILE (202-772-9203) AND EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Derek Swanson, Esq.

      Re:   Walker Financial Corporation
            Registration Statement on Form SB-2
            File No. 333-122776

Ladies and Gentlemen:

      Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the "Act"), Walker Financial Corporation (the "Company") respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 10.00 a.m., Eastern Time, on Friday, December 9, 2005, or as soon thereafter as possible.

      We hereby acknowledge the following:

      o that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      o the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                    Walker Financial Corporation


                                    By: /s/ Mitchell Segal
                                        ------------------
                                    Name:  Mitchell Segal
                                    Title: President and Chief Executive Officer